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                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*

                           ALL-COMM MEDIA CORPORATION
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   016627101
                                 (CUSIP Number)

                                  Mendel Klein
                          102 Lange Herentalse Straat
                               Antwerpen, Belgium
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 June 13, 1996
       ------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box [ ]

         Check the following box if a fee is being paid with the statement. [X] (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

         NOTE: Six copies of this statement, including all exhibits should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                                             Schedule 13D

CUSIP No.  016627101       13D


1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Saleslink Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                              (b) [ ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*
         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands

                           7.       SOLE VOTING POWER
                                    N/A

                           8.       SHARED VOTING POWER
                                    N/A

                           9.       SOLE DISPOSITIVE POWER
                                    1,583,333

                           10.      SHARED DISPOSITIVE POWER
                                    N/A

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                    1,583,333

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                          [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                     33.19%

14.      TYPE OF REPORTING PERSON*
                                    CO


                     *SEE INSTRUCTIONS BEFORE FILLING OUT

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Item 1.  Security and Issuer

         This statement relates to Common Stock, $.01 par value per share (the "Common Stock"), of All-Comm Media Corporation (the "Company"). The address of the principal executive office of the Company is 400 Corporate Pointe, Suite 780, Culver City, California 90230.

Item 2.  Identity and Background

         (a)  This statement is filed on behalf of Saleslink, Ltd.
("Saleslink").

         (b) The business address for Saleslink is 102 Lange Herentalse Straat, Antwerpen, Belgium.

         (c) Saleslink's principal business is financial investments which are conducted at the address above.

         (d) During the last five years, Saleslink has not been convicted in a criminal proceeding.

         (e) During the last five years, Saleslink has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction relating to the violation of any federal or state securities law.

         (f)  Saleslink is organized under the laws of the British Virgin
Islands.

Item 3.  Source and Amount of Funds or other Consideration

         All of the funds used in the acquisition of Common Stock or warrants to acquire Common Stock came from internal working capital.

Item 4.  Purpose of Transaction

         All securities listed under Item 5 below have been acquired for investment. Saleslink has no plans with respect to any of such securities which is referred to in Items 4(a)-4(j) of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

         (a) Saleslink holds a Convertible Note (the "Note") convertible, at the option of the holder, into 83,333 shares of Common Stock at a price of $6.00 per share. In addition, Saleslink holds warrants ("Warrants") to purchase an aggregate of 1,500,000 shares of Common Stock at a price of $3.00 per share. Assuming that the Note and the Warrants were converted and exercised, as the case may be, and that the total number of outstanding shares of the Company's Common Stock is 3,186,734 prior to such conversion and exercise, the number of shares owned by Saleslink would represent approximately 33.19% of the total outstanding.


         (c) Pursuant to a private placement, on June 13, 1996, Saleslink purchased from the Company the Note in the principal amount of $500,000. The
Note is payable on June 1, 1998 and accrues interest at the rate of 8% per annum. The interest rate will be raised to 24% if by January 3, 1997, the Company will not have filed a registration statement (the "Registration Statement") with respect to the Common Stock issuable upon conversion and exercise of the Note and the Warrants, respectively. For each $100,000 of principal amount Saleslink also received Warrants to purchase 300,000 shares at $3.00 per share for a period of three years. The expiration date of the Warrants will be extended by one day for each day after February 1, 1997 on which the Registration Statement is not in effect.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                  None.

Item 7.  Material to be Filed as Exhibits

                  None.


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                                  SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: June 28, 1996



                                    SALESLINK LTD.

                                    By: /s/
                                        ----------------------------------
                                        Mendel Klein, President